UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Starbox Group Holdings Ltd. Receives Delisting Decision

As previously disclosed, Starbox Group Holdings Ltd. (the “Company”) received a notice from The Nasdaq Stock Market (“Nasdaq”) on March 7, 2025, notifying the Company that the Nasdaq staff had determined to delist the Company’s securities from Nasdaq in accordance with its authority under Nasdaq Listing Rule 5815(c). On April 22, 2025, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination.

On April 30, 2025, the Company received a notice from Nasdaq, notifying the Company that the Panel had determined to delist and suspend trading of the Company’s securities from Nasdaq, effective at the open of trading on May 5, 2025. The Company expects that its Class A ordinary shares will be quoted for trading on the OTC Pink marketplace under the symbol “STBXF” shortly after they are delisted from Nasdaq.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date:	May 2, 2025	By:	/s/ Lee Choon Wooi
		Name:	Lee Choon Wooi
		Title:	Chief Executive Officer

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